December 21, 2023

VIA EDGAR

Jennifer Gowetski

Andrew Mew

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emeren Group Ltd
Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-33911

Dear Ms. Gowetski and Mr. Mew:

This letter sets forth the response of Emeren Group Ltd, a foreign private issuer incorporated under the laws of the British Virgin Islands (the “Company”), to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the comments contained in the Staff’s letter dated December 12, 2023 on the Company’s Form 20-F filed on May 16, 2023 (the “Form 20-F”), the Company’s amendment to the Form 20-F filed on August 18, 2023 (the “Amendment No. 1”), the Company’s exhibit-only second amendment to the Form 20-F filed on October 3, 2023 (the “Amendment No. 2”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Concurrently with the submission of this letter, the Company is submitting its third amendment to the Form 20-F, as amended by Amendment No. 1 and Amendment No. 2 (the “Amendment No. 3”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

For ease of review, we have set forth below the numbered comments of the Staff’s letter and the Company’s responses thereto.

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 111

1.	We note your response to comments 1 and 3. Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note approximately 40.1% of Zhejiang ReneSola Investment Ltd. is held by a Chinese State-Owned Enterprise.

Response: In response to the Staff’s comments, the Company has amended Item 16I(b) in Amendment No. 3 to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of the Company’s consolidated operating entities.

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If you have any questions regarding the Form 20-F, Amendment No. 1, Amendment No. 2 or Amendment No. 3, please contact the undersigned at ke.chen@emeren.com, or our U.S. counsel at Foley & Lardner LLP, Benjamin F. Rikkers at BRikkers@foley.com, (414) 319-7348.

Thank you for your time and attention.

Very truly yours,

By:	/s/ Ke Chen
Name: Ke Chen
Title: Chief Financial Officer

Enclosure

c.c.
Yumin Liu, Chief Executive Officer, Emeren Group Ltd
Benjamin F. Rikkers, Partner, Foley & Lardner LLP

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